Progressive Wealth Management Since 1990

Shareholder Rebuttal to The Western Union Company Opposition Statement Regarding the Application of Company Non-Discrimination Policies in States with Pro-Discrimination Laws

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The Western Union Company
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Western Union shareowners are encouraged to vote FOR resolution #7:

RESOLVED: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by October 1, 2017, detailing the known and potential risks and costs to the Company caused by any enactment or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company’s LGBT employees and their families against discrimination and harassment that is encouraged and enabled by the policies.

Overview
Religious Freedom Restoration Acts and other “religious exemption” acts have been introduced or passed throughout much of the United States. These pieces of legislation actively discriminate against LGBT employees of our Company, putting the employees, as well as their partners and children at risk of violence and discrimination.  The Proponent believes that risk to the Company exists should it fail to proactively consider how its company policies will be used to protect its transgender employees against these discriminatory policies.

The Proponent believes that the Company has misunderstood the aim of the Proposal.
The Proponent acknowledges that the nondiscrimination policies within Western Union protect our employees while at work, however the Company does not appear to understand that discrimination against LGBT employees and/or their families will affect employees’ ability to do their job.  In the opinion of the Proponent, examples of the risks to the Company include but are not limited to:

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

•	Employees’ LGBT children who cannot use the bathroom of their gender identity cannot safely attend public schools in the areas affected by these laws;
•
LGBT children and employees’ partners who are forced to wear clothes traditionally associated with the sex listed on their birth certificate rather than their gender identity may face harassment, discrimination, depression, and physical violence, thereby forcing the family to move to a safer state;

•
LGBT and gender non-conforming employees or partners may not be able to remain in communities with discriminatory laws due to the risk of harassment and physical harm when needing to use the restroom in public places such as school events;

•	LGBT employees or their families may face discrimination in housing, keeping an employee from being able to relocate in a state with such discriminatory laws;
•
Employees who are LGBT or have LGBT family members may be turned down away from and shamed by retail establishments or healthcare providers, making it nearly impossible to live in communities affected by these laws;

•
Morale of LGBT employees or employees with LGBT family members may detrimentally affected due to discrimination and harassment in the communities affected by these state policies, which inherently will affect employees’ performance and retention in the workplace.

The Proponent believes that employee retention and morale, as well as potential litigation issues are serious risks to Company brand name and shareholder value.

The Proponent believes that without a preemptory plan to protect employees and/or remedy employee concerns in harassment situations outside the workplace, the Company puts itself and shareholder value at risk.
The Proponent recognizes that state law is largely out of the Company’s control, however by failing to set a plan in place in advance of harassment as mentioned above, the Proponent believes that the Company risks serious missteps that could lead to negative press, loss of key employees, increased expenses such as litigation and employee hiring costs, among others. In the opinion of the Proponent, there is no reason to believe that the backlash against these discriminatory bills will be receding in coming years; the Proponent expects that more states and municipalities will introduce and enact future bills, and community and business leaders will also continue to speak out against these laws. As tension regarding this issue continues to build, our Company may be faced with situations in which it is required to respond. The Proponent believes that advance planning will guard brand name and shareholder value if/when that time occurs.

The Proponent believes that the Company has a responsibility to speak out.
Title VII, the ADEA, and the ADA “prohibit offensive conduct that creates a hostile work environment based on race, color, sex, national origin, religion, age, and disability. Employers are required to take appropriate steps to prevent and correct unlawful harassment and employees are responsible for reporting harassment at an early stage to prevent its escalation.”1  The Proponent believes that discrimination and harassment that is encouraged or enabled by the policies of the state on the basis of the sex of the individual is prohibited by law, and that the company has a responsibility to report on the magnitude of the problem for Company employees and their families in states that have created a hostile environment for employees, their children, and their families which are transgender.

1 https://www.eeoc.gov/facts/multi-employees.html

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Dozens of companies have actively spoken out against these discriminatory state policies, but our Company remains silent.
At least 160 CEOs and business leaders have signed a letter organized by the Human Rights Campaign urging Governor Pat McCrory and the North Carolina General Assembly to repeal the “radical provisions in the deeply discriminatory law that was rammed through the legislature,”2 however our Company has refused to speak out against this or similar laws. By publicly denouncing these laws, the CEOs who have signed this letter have made a public commitment to supporting and protecting their LGBT employees in every way possible.

Conclusion:
Since “religious freedom bills” have been introduced or passed in parts of the United States which actively discriminate against LGBT employees of our Company, the Proponent believes that our employees, as well as their partners and children, are at risk of violence and discrimination. The Proponent feels that the Company needs an action plan to address potential harassment or violence against any employees’ or their LGBT families whether inside or outside the Company as it could affect the ability of employees to function effectively, and the Company’s employees would be best served by a public statement by the Company against the “hateful rhetoric” of these pro-discrimination laws.

We urge you to vote “FOR” proxy item #7. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: April 3, 2017

	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 7 following the instruction provided on the management’s proxy mailing.

2 http://www.hrc.org/blog/more-companies-call-for-repeal-of-hb2-despite-nc-gov-mccrorys-executive-ord

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM